Exhibit 99.1

RELEVANT EVENT

Monterrey, 18 September 2017

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announces an offering of shares in Heineken N.V. and Heineken Holding N.V.

FEMSA announced today an offering (the “Equity Offering”) in the total amount of up to 2.5 Billion Euros (approximately 5% of the combined interest in the Heineken Group). The Equity Offering will consist of acombination of existing issued ordinary shares (the “Shares”) of both Heineken N.V. and Heineken Holding N.V. (jointly “Heineken Group”). The Equity Offering will be executed via an accelerated bookbuilding offer to institutional investors outside of Mexico.

Following the completion of the Equity Offering, FEMSA will, under the terms of the Corporate Governance Agreement dated 30 April 2010, retain its existing governance rights, including one seat on the Board of Directors of Heineken Holding N.V. and two seats on the Supervisory Board of Heineken N.V.

Important notices

This notice is made in accordance with Article 105 of the Ley del Mercado de Valores (Mexican Securities Law) and Article 50 of the Disposiciones de Caracter General Aplicables a la Emisoras de Valores y a Otros Participantes del Mercado de Valores (General Provisions Applicable to Securities Issuers and Other Market Participants in Mexico). The Equity Offering does not require the approval of FEMSA’s shareholders or the preparation of a folleto informativo under the Mexican Securities Market Law.

The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in Mexico, the United States, Australia, Canada or Japan or in any jurisdiction in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an available exemption from, or a transaction not subject to, the registration requirements of the Securities Act. There will be no offer, public or otherwise, of the securities in Mexico, the United States, Australia, Canada or Japan.

This announcement is only addressed to and directed at persons in member states of the European Economic Area who are qualified investors within the meaning of Article 2(1)(e) of Directive 2003/71/EC as implemented in the relevant member state (the “Prospectus Directive”) (“Qualified Investors”) or to and at other persons to whom the offering can otherwise be made pursuant to available exemptions under the Prospectus Directive. In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high-net-worth entities and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any security or investment activity to which this announcement relates is available in the United Kingdom only to relevant persons, and will only be engaged with such persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

No assurance can be given that the Equity Offering will be consummated or as to the ultimate terms of such Equity Offering.

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.